09056052

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 4618

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Van Eck Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

335 Madison Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce J Smith — (212) 293-2050 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
2
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24/09

OATH OR AFFIRMATION

I, Bruce J Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van Eck Securities Corporation, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JONATHAN R. SIMON
Notary Public - State of New York
NO. 02SI6182893
Qualified in New York County
My Commission Expires 3/10/2012

Signature

SVP & CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAN ECK SECURITIES CORPORATION
(A Wholly Owned Subsidiary of
Van Eck Associates Corporation)

Statement of Financial Condition

December 31, 2008

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Van Eck Securities Corporation:

We have audited the accompanying statement of financial condition of Van Eck Securities Corporation (the Company), a wholly owned subsidiary of Van Eck Associates Corporation, as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Van Eck Securities Corporation as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 27, 2009

VAN ECK SECURITIES CORPORATION
(A Wholly Owned Subsidiary of
Van Eck Associates Corporation)

Statement of Financial Condition

December 31, 2008

Assets		
Cash	$	123,753
Investments in marketable securities (cost $1,936,058)		1,797,714
Commissions receivable		242,145
Due from Parent Company		250,380
Net deferred tax asset		85,908
Prepaid expenses and other assets		139,457
Furniture and equipment, less accumulated depreciation of $47,965		73,838
Total assets	$	2,713,195
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued compensation expense	$	1,015,428
Accrued commission expense		139,067
Other accounts payable and accrued expenses		489,324
Total liabilities		1,643,819
Stockholder's equity:		
Common stock, par value $1 per share, authorized and issued 10,000 shares		10,000
Additional paid-in capital		32,558,623
Accumulated deficit		(31,499,247)
Total stockholder's equity		1,069,376
Total liabilities and stockholder's equity	$	2,713,195

See accompanying notes to statement of financial condition.

(1) Nature of Business

Van Eck Securities Corporation (the Company) is a wholly owned subsidiary of Van Eck Associates Corporation (the Parent or Parent Company) and a registered broker-dealer under the Securities and Exchange Act of 1934, as amended. Its business is limited to acting as general distributor of the Van Eck Family of Funds (the Funds), which are open-end investment companies registered under the Investment Company Act of 1940. The Company does not hold funds or securities for, or owe money or securities to, customers.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all cash held with financial institutions and highly liquid investments with a maturity of three months or less when purchased to be cash and cash equivalents in the Statement of Financial Condition. No such highly liquid investments were held by the Company as of December 31, 2008.

(c) Investments in Marketable Securities

Marketable securities, which consist principally of mutual fund investments in the Funds and other money market accounts, are recorded at fair value based on quoted market prices. All securities transactions are recorded on a trade-date basis.

The Company adopted Statement of Financial Accounting Standards No.157, *Fair Value Measurements* (FAS 157) as of January 1, 2008, which did not have a material effect on the Statement of Financial Condition. The statement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels: quoted market prices in active markets for identical assets and liabilities (Level 1), inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2), and unobservable inputs for the asset or liability (Level 3). The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company values its investments in marketable securities based on quoted prices in active markets for identical assets (Level 1). As of December 31, 2008, the Company did not directly hold any instruments that are based on significant other observable inputs (Level 2) or unobservable

inputs through the application of management's assumptions and internal valuation pricing models (Level 3).

		Total at December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets					
Marketable securities	$	1,797,714	1,797,714	—	—

(d) ***Furniture and Equipment***

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (5-10 years). During the year ended December 31, 2008, the Company retired fixed assets with an original cost of $755,063 and accumulated depreciation of $742,063.

(3) Affiliated Parties

The Company derives substantially all of its revenue acting as the general distributor of the Van Eck Family of Funds.

Payroll, rent and certain other operating expenses are allocated by the Parent to its subsidiaries, including the Company, based on the estimated usage of personnel and facilities.

(4) Income Taxes

The Company files its federal, New York State and New York City income tax returns on a consolidated basis with its Parent and other related companies. The members of the consolidated group have elected to allocate income taxes among the members of the group under a method by which the Parent makes payments to the Company or the Company makes payments to the Parent for the income tax reductions or increases resulting from the Company's inclusion in the consolidated returns.

Deferred taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Management believes that it is more likely than not that the net deferred tax asset will be realized and

therefore no valuation allowance has been recorded. Significant components of the Company's deferred tax assets and deferred tax liabilities as of December 31, 2008 are as follows:

Deferred tax assets:		
Unrealized loss on marketable securities	$	55,393
Accrued expenses		31,138
Total deferred tax assets		86,531
Deferred tax liabilities:		
Furniture and Equipment		623
Total deferred tax liabilities		623
Net deferred tax asset	$	85,908

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB SFAS No. 109, *Accounting for Income Taxes*. FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed on the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

In December 2008, the FASB released Staff Position No. FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises* (FSP FIN 48-3). FSP FIN 48-3 provides certain nonpublic entities meeting the specific criteria to defer the adoption of FIN 48 for fiscal years beginning after December 31, 2008. The Company has determined that it meets the criteria for deferral and has elected to defer the adoption of FIN 48 until after December 31, 2008. Accordingly, management is still evaluating the impact of adopting FIN 48 on the Company's Statement of Financial Condition.

(5) Off-Balance-Sheet Risk and Credit Risk

As discussed in Note 1, the Company acts as general distributor of the Van Eck Family of Funds. Receipts and payments for mutual fund shares sold or redeemed are made directly to, or by, the issuers or their agents. Off-balance-sheet risk with respect to these transactions exists due to the possibility that customers may be unable to fulfill their contractual commitments. As a result, the Company may be charged for any losses incurred by the mutual funds for the canceled transaction. The Company seeks to minimize this risk through procedures designed to monitor the proper execution of transactions by the issuers or their agents.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

(continued)

(6) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital and net capital requirements of $183,110 and $109,588, respectively. The Company's net capital ratio of aggregate indebtedness was 8.98 to 1.

The Company has experienced operating losses in recent years. The Company has been supported by the Parent on an as-need basis. The Parent has confirmed to the Company that it will provide support sufficient for the Company to satisfy its obligations arising from operations incurred in the ordinary course as they come due until at least January 1, 2010, and will satisfy, on a timely basis all liabilities and obligations arising from operations incurred in the ordinary course of the Company that the Company is unable to satisfy when due through and including January 1, 2010.

(7) Regulatory Matters and Subsequent Event

In July 2004, the Parent Company received a "Wells Notice" from the SEC in connection with the SEC's investigation of market-timing activities relating to certain mutual funds managed by the Parent. This Wells Notice informed the Parent that the SEC staff was considering recommending that the SEC bring a civil or administrative action alleging violations of U.S. securities laws.

On January 12, 2009, the Parent received a termination letter from the SEC confirming that the investigation into the matter was completed as to the Parent and its affiliates, with no recommendation of enforcement action by the Commission.

SUPPLEMENTARY INDEPENDENT AUDITORS' REPORT

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Van Eck Securities Corporation:

In planning and performing our audit of the financial statements and supplementary schedules of Van Eck Securities Corporation (the Company), a wholly owned subsidiary of Van Eck Associates Corporation, as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2009

KPMG

VAN ECK SECURITIES CORPORATION
(A Wholly Owned Subsidiary of
Van Eck Associates Corporation)

Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report and Supplementary Report
Filed in accordance with Rule 17a-5(e)(3))